UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

France Building , Europark P.O.Box 10, Yakum 60972, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Attached is a letter sent on or about September 12, 2013 by Alon Blue Square Israel Ltd. (the "Company") to the holders of its American Depositary Shares in connection with the adjournment of the Company's General Meeting to September 30, 2013 and the amendments to the Officers' Compensation Policy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

/s/ Ortal Klein

Ortal Klein, Adv.
September 12, 2013	Corporate Secretary

ALON BLUE SQUARE ISRAEL LTD.

Europark Yakum, France Building,

Yakum, 60972 Israel

Notice to Holders of American Depository Shares

Please be advised Alon Blue Square Israel Ltd. (the "Company") has postponed the Extraordinary General Meeting from September 9, 2013 to September 30, 2013 at 10:30 a.m., Israel time.  The new voting deadline for holders of American Depository Shares of the Company is September 25, 2013 at 5:00 p.m. EST.

In addition, kindly be aware the Officers' Compensation Policy attached as Exhibit A to the proxy statement sent to shareholders on or about August 8, 2013 has been revised to incorporate a number of amendments. Below is a description of those changes.

To view the entire proposed amended Officers' Compensation Policy, please visit:

http://www.sec.gov/Archives/edgar/data/1016837/000114420413050118/v354721_ex99-1.htm.

Below is a description of the amendments to the Officers' Compensation Policy:

1.	Footnote 1 of the Compensation Policy on page 3 is hereby amended in its entirety to read as follows (changes from previous version are marked in text):

The wage of the Company's CEO and Chief Operating Decision Maker is paid under a service agreement between the Company and the parent company and is therefore ~~excluded~~ not subject to ~~from~~ the compensation policy ~~document~~ (herein, "the service agreement").

2.	The following new section 3.4.4 of the Compensation Policy is added after section 3.4.3:

3.4.4	As part of the total of considerations in examining the appropriateness of the wage of officers, the Company's board of directors will examine the Company's performance and its position in relation to comparable companies, according to the parameters determined in advance.

3.	Section 4.2 is hereby amended in its entirety to read as follows (changes from previous version are marked in text):

4.2	The cost of base compensation to be determined for the Company's officers shall be up to the 80th percentile compared with the cost of base compensation of equivalent officers in the comparable companies. Within the boundaries of this range, the cost of base compensation will be determined with attention to clauses 3.1-3.2. It should be noted that as of the date of publication of this policy, the cost of base compensation of each of the officers is below the 80th percentile.

4.	Sections 7.5.1 and 7.5.2 of the Compensation Policy are hereby amended in their entirety to read as follows (changes from previous version are marked in text):

7.5.1	CEO - The officer will be entitled to an annual bonus as a function of the Company's financial results and attainment of its goals, and in accordance with the decision of the board of directors and subject to law. The bonus will be based on financial goals in relation to the Company's budget. The goals will be selected at the beginning of each year from a list of budgetary goals and improvement goals in comparison with a previous year~~,~~: ~~such as~~ capital to debt ratio, net profit, share value, return on equity, strategic projects, EBITDA ~~and more~~. The weights assigned to each goal shall not exceed 40% and not be less than 20% of the company-wide bonus component and shall be determined in the beginning of each year. The bonuses will be linearly distributed between the bonus' threshold and cap in proportion between 80%-120% of the budget, respectively. For the purpose of awarding a bonus on company-wide goals, one-time profits/losses which are not part of the normal course of business shall be excluded from the calculation.

7.5.2	Vice President - the officer will be entitled to an annual bonus as a function of the Company's financial results and attainment of goals and subject to the decision of the Company's board of directors and subject to any law. The bonus will be based on financial goals in comparison with the Company's budgets. The goals will be selected in the beginning of every year out of a list of budgetary and improvement goals in comparison with the previous year, ~~such as~~ capital to debt ratio, net profit, share value, return on equity, strategic projects, EBITDA ~~and more~~. The weights assigned to each goal shall not exceed 40% and shall not be less than 20% of the company-wide bonus component and shall be determined in the beginning of each year. The bonuses will be linearly distributed between the bonus' threshold and cap in proportion between 80%-120% of the budget, respectively. For the purpose of awarding a bonus on company-wide goals, one-time profits/losses which are not part of the normal course of business shall be excluded from the calculation.

5.	Section 7.6 is hereby amended in its entirety to read as follows (changes from previous version are marked in text):

7.6	Personal parameters – the attainment of personal, performance-based and measurable goals according to the areas of work and responsibility of the officers as defined at the beginning of each year for each officer, on an annual basis. The parameters will be drafted in such a manner as to reflect the position and scope of specific responsibility of the officer. In addition, the personal parameters will be set on the basis of the Company's strategic plan. The ~~Sample~~ parameters will include business development goals, meeting the timetable of a strategic project execution, cash flow, sales objectives (monetary and/or quantity), cost structure, cost savings, scope of credit line, satisfaction of regulatory requirements, entering a new activity area, activity compared to the markets from a group perspective, financial management, management of investor relations, entering a material or strategic contract, contribution to the Group's synergy.~~, and the like.~~

The assessment of the officer will be carried out according to personal parameters defined for each officer in advance at the recommendation of the upper echelon and following approval by the compensation committee and the board.

As part of the Company's annual report each year, the Company will publish the specific goals and the weight attributed to each goal and that was used for purposes of calculating the annual bonus for that year.

6.	Section 7.10.1 of the Compensation Policy is hereby amended in its entirety to read as follows (changes from previous version are marked in text):

7.10.1	The board is entitled to decide to award a one-time bonus for a significant accomplishment of an officer at the Company. The parameters for the bonus will be the execution of a project that is unique, one-time, of strategic importance and/or substantial to the Company and is ~~as part of accomplishing a transaction~~ outside the Company's normal course of business (above and below, "one-time bonus").

7.	Section 8.4 is hereby amended in its entirety to read as follows (changes from previous version are marked in text):

8.4	The exercise price of an option unit shall not be lower than the average price of the Company's share price in the Tel Aviv Stock Exchange during the 90 trading days preceding the award date plus a premium of not less than 5% and which in the view of the board of directors will be an appropriate incentive to increase the value of the Company; the Company will be entitled to decide that the exercise price of options allocated for officers under the plan will be used only to calculate the decide the monetary amount of the benefit and the number of shares issued to the officers in practice ("net repayment in shares") or for any other similar plan.

8.	Section 9 of the Compensation Policy is hereby amended in its entirety to read as follows (changes from previous version are marked in text):

9.	The ratio of fixed compensation to variable compensation:

To ensure compatibility between all compensation components, below are the possible ratios between the components of the compensation package for a given year of the Company's officers in relation to the base compensation component~~(except for the granting of one-time bonus)~~:

9.1.1	CEO – the ratio of variable compensation components (taking into account maximum eligibility for this component) to the fixed compensation to the CEO (in terms of cost to the Company) shall not exceed 1.2.

9.1.2	Vice Presidents – the ratio of variable compensation components (taking into account maximum eligibility for this component) to the fixed compensation to the Vice President, in terms of cost for the Company, shall not exceed 1.2.

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